

__For Immediate Release__

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports Fourth Quarter and Full Year Results

GREENVILLE, SC – January 22, 2025 - United Community Banks, Inc. (NYSE: UCB) (United) today announced net income for the fourth quarter of 2024 of $75.8 million and pre-tax, pre-provision income of $108 million. Diluted earnings per share of $0.61 for the quarter represented an increase of $0.50 from the fourth quarter a year ago and an increase of $0.23 from the third quarter of 2024. As previously reported, the fourth quarter of 2023 included a loss from restructuring our investment securities portfolio and the third quarter of 2024 included the loss from the sale of manufactured housing loans. For the full year of 2024, net income was $252 million and pre-tax, pre-provision income was $374 million, compared with $188 million and $322 million, respectively, for 2023. Diluted earnings per share of $2.04 for 2024 were up $0.50 from $1.54 in 2023.

On an operating basis, United's diluted earnings per share of $0.63 were up 19% from the year-ago quarter and up 11% from the third quarter of 2024. The primary drivers of the increased earnings per share year-over-year and for the third quarter were higher net interest income, higher noninterest income and a lower provision for credit losses, partly offset by a modest year-over-year increase in noninterest expense. For the full year of 2024, diluted operating earnings per share were $2.30, an increase of $0.19, or 9%, from the $2.11 reported in 2023.

United's return on assets was 1.06%, or 1.08% on an operating basis. Return on common equity was 8.4% and return on tangible common equity on an operating basis was 12.1%. On a pre-tax, pre-provision basis, operating return on assets was 1.55% for the quarter. At quarter-end, tangible common equity to tangible assets was 8.97%, up four basis points from the third quarter of 2024.

Chairman and CEO Lynn Harton stated, "We are excited to report strong fourth quarter results. Loan growth returned to historical levels with loans increasing $212 million, or 5% annualized. We funded the new loans with customer deposits, which grew $213 million from third quarter. This growth allowed us to increase net interest income while experiencing some minor expected net interest margin compression. Credit quality remained stable with net charge offs dropping to 0.21% of average loans, the lowest level in two years, resulting in a lower provision for credit losses. Expenses were flat with the third quarter and core noninterest income increased modestly. On the strategic front, in December we announced an agreement to acquire American National Bank headquartered in Oakland Park, Florida, which will expand our presence in this fast-growing part of South Florida. I am excited to welcome Ginger Martin, American National Bank's President and CEO, and her team of accomplished bankers to United."

Harton continued, "These fourth quarter results reflect the efforts of our exceptional team, which I am very proud to be a part of. We ended 2024 with strong capital, ample liquidity, and momentum as we enter 2025."

United's net interest margin decreased seven basis points to 3.26% from the third quarter. The average yield on interest-earning assets was down 22 basis points to 5.33%, while the cost of interest-bearing liabilities decreased 23 basis points, leading to a one basis point increase in the net interest spread. The seven-basis point reduction in net interest margin reflects the impact of funding a portion of our balance sheet with noninterest bearing deposits that are not sensitive to changes in interest rates. Also contributing to the reduction in the net interest margin was a seasonal increase in public funds deposits and the sale of our manufactured housing loans in the third quarter.

Net charge-offs were $9.5 million, or 0.21% of average loans, during the quarter, down 31 basis points from the third quarter of 2024 which included transaction-related losses resulting from the sale of our manufactured housing portfolio. Nonperforming assets were 42 basis points relative to total assets, unchanged from the third quarter.

Harton concluded, "In 2025, we celebrate United's seventy-fifth anniversary. We are proud of this milestone, and we are grateful for the trust and confidence our customers have placed in us for so many years. We are entering 2025 in a position of strength as we continue to pursue our goal of being a legendary bank to our customers, employees, and shareholders."

Fourth Quarter 2024 Financial Highlights:
- Net income of $75.8 million and pre-tax, pre-provision income of $108 million
- EPS up $0.50 compared to fourth quarter 2023 on a GAAP basis and up $0.10, or 19%, on an operating basis; compared to third quarter 2024, EPS up $0.23 on a GAAP basis and up $0.06, or 11%, on an operating basis
- Return on assets of 1.06%, or 1.08% on an operating basis
- Pre-tax, pre-provision return on assets of 1.55% on an operating basis
- Return on common equity of 8.4%
- Return on tangible common equity of 12.1% on an operating basis
- Provision for credit losses was $11.4 million; allowance for credit losses coverage remained stable at 1.20% of total loans
- Net charge-offs of $9.5 million, or 21 basis points as a percent of average loans, benefitting from the absence of the manufactured housing portfolio
- Nonperforming assets of 0.42% of total assets, unchanged from September 30, 2024
- Loan production of $1.4 billion led to loan growth of $212 million, up 5% annualized, from third quarter
- Customer deposits were up $213 million from the third quarter, with most of the growth in NOW and money market deposits
- Net interest margin of 3.26% decreased by seven basis points from the third quarter, partly reflecting the sale of our manufactured housing portfolio in the third quarter and changing composition of our earning assets and interest-bearing liabilities
- Mortgage closings of $246 million compared to $204 million a year ago; mortgage rate locks of $285 million compared to $223 million a year ago

- Noninterest income was up $32.4 million on a linked quarter basis mostly due to the $27.2 million loss from the sale of manufactured housing loans in the third quarter. The remaining increase was primarily driven by the mark on our mortgage servicing rights asset.
- Noninterest expenses remained relatively flat compared to the third quarter on both a GAAP basis and operating basis
- Efficiency ratio of 56.1%, or 55.2% on an operating basis
- Maintained robust capital ratios with preliminary Common Equity Tier 1 increasing to 13.2% and opportunistically redeemed $60 million of subordinated debentures, which lowered total risk-based capital ratio by approximately 30 basis points from the third quarter
- Quarterly common dividend of $0.24 per share declared during the quarter, up 4% year-over-year

2024 Financial Highlights:
- Net income of $252 million and pre-tax, pre-provision income of $374 million
- EPS up $0.50 compared to 2023 on a GAAP basis and up $0.19, or 9%, on an operating basis
- Return on assets of 0.90%, or 1.02% on an operating basis
- Pre-tax, pre-provision return on assets of 1.49% on an operating basis
- Return on common equity of 7.1%
- Return on tangible common equity of 11.4% on an operating basis

Conference Call

United will hold a conference call on Wednesday, January 22 at 9:00 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to **https://dpregister.com/sreg/10195478/fe2fad701a**. Those without internet access or unable to pre-register may dial in by calling 1-844-481-1970. Participants are encouraged to dial in 15 minutes prior to the call start time. The conference call also will be webcast and can be accessed by selecting "Events and Presentations" under "News and Events" within the Investor Relations section of the company's website, ucbi.com.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2024				2023	Fourth Quarter 2024-2023 Change	For the Twelve Months Ended December 31,		YTD 2024-2023 Change
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		2024	2023	
INCOME SUMMARY									
Interest revenue	$344,962	$349,086	$346,965	$336,728	$338,698		$1,377,741	$1,237,107	
Interest expense	134,629	139,900	138,265	137,579	135,245		550,373	419,342	
Net interest revenue	210,333	209,186	208,700	199,149	203,453	3 %	827,368	817,765	1 %
Provision for credit losses	11,389	14,428	12,235	12,899	14,626	(22)	50,951	89,430	(43)
Noninterest income	40,522	8,091	36,556	39,587	(23,090)		124,756	75,483	65
Total revenue	239,466	202,849	233,021	225,837	165,737	44	901,173	803,818	12
Noninterest expenses	143,056	143,065	147,044	145,002	154,587	(7)	578,167	571,273	1
Income before income tax expense	96,410	59,784	85,977	80,835	11,150		323,006	232,545	
Income tax (benefit) expense	20,606	12,437	19,362	18,204	(2,940)		70,609	45,001	
Net income	75,804	47,347	66,615	62,631	14,090	438	252,397	187,544	35
Non-operating items	2,203	29,385	6,493	2,187	67,450		40,268	88,894	
Income tax benefit of non-operating items	(471)	(6,276)	(1,462)	(493)	(16,714)		(8,702)	(21,489)	
Net income - operating [1]	$ 77,536	$ 70,456	$ 71,646	$ 64,325	$ 64,826	20	$ 283,963	$ 254,949	11
Pre-tax pre-provision income [5]	$107,799	$ 74,212	$ 98,212	$ 93,734	$ 25,776	318	$ 373,957	$ 321,975	16
PERFORMANCE MEASURES									
Per common share:									
Diluted net income - GAAP	$ 0.61	$ 0.38	$ 0.54	$ 0.51	$ 0.11	455	$ 2.04	$ 1.54	32
Diluted net income - operating [1]	0.63	0.57	0.58	0.52	0.53	19	2.30	2.11	9
Common stock cash dividends declared	0.24	0.24	0.23	0.23	0.23	4	0.94	0.92	2
Book value	27.87	27.68	27.18	26.83	26.52	5	27.87	26.52	5
Tangible book value [3]	20.00	19.66	19.13	18.71	18.39	9	20.00	18.39	9
Key performance ratios:									
Return on common equity - GAAP [2][4]	8.40 %	5.20 %	7.53 %	7.14 %	1.44 %		7.07 %	5.34 %	
Return on common equity - operating [1][2][4]	8.60	7.82	8.12	7.34	7.27		7.97	7.33	
Return on tangible common equity - operating [1][2][3][4]	12.12	11.17	11.68	10.68	10.58		11.42	10.63	
Return on assets - GAAP [4]	1.06	0.67	0.97	0.90	0.18		0.90	0.68	
Return on assets - operating [1][4]	1.08	1.01	1.04	0.93	0.92		1.02	0.94	
Return on assets -pre-tax pre-provision, excluding non-operating items [1][4][5]	1.55	1.50	1.54	1.40	1.33		1.49	1.53	
Net interest margin (fully taxable equivalent) [4]	3.26	3.33	3.37	3.20	3.19		3.29	3.35	
Efficiency ratio - GAAP	56.05	65.51	59.70	60.47	66.33		60.24	60.09	
Efficiency ratio - operating [1]	55.18	57.37	57.06	59.15	59.57		57.15	56.17	
Equity to total assets	12.38	12.45	12.35	12.06	11.95		12.38	11.95	
Tangible common equity to tangible assets [3]	8.97	8.93	8.78	8.49	8.36		8.97	8.36	
ASSET QUALITY									
Nonperforming assets ("NPAs")	$115,635	$114,960	$116,722	$107,230	$ 92,877	25	$ 115,635	$ 92,877	25
Allowance for credit losses - loans	206,998	205,290	213,022	210,934	208,071	(1)	206,998	208,071	(1)
Allowance for credit losses - total	217,389	215,517	224,740	224,119	224,128	(3)	217,389	224,128	(3)
Net charge-offs (recoveries)	9,517	23,651	11,614	12,908	10,122		57,690	52,243	
Allowance for credit losses - loans to loans	1.14 %	1.14 %	1.17 %	1.15 %	1.14 %		1.14 %	1.14 %	
Allowance for credit losses - total to loans	1.20	1.20	1.23	1.22	1.22		1.20	1.22	
Net charge-offs to average loans [4]	0.21	0.52	0.26	0.28	0.22		0.32	0.30	
NPAs to total assets	0.42	0.42	0.43	0.39	0.34		0.42	0.34	
AT PERIOD END ($ in millions)									
Loans	$ 18,176	$ 17,964	$ 18,211	$ 18,375	$ 18,319	(1)	$ 18,176	$ 18,319	(1)
Investment securities	6,804	6,425	6,038	5,859	5,822	17	6,804	5,822	17
Total assets	27,720	27,373	27,057	27,365	27,297	2	27,720	27,297	2
Deposits	23,461	23,253	22,982	23,332	23,311	1	23,461	23,311	1
Shareholders' equity	3,432	3,407	3,343	3,300	3,262	5	3,432	3,262	5
Common shares outstanding (thousands)	119,364	119,283	119,175	119,137	119,010	—	119,364	119,010	—

[1] Excludes non-operating items as detailed on Non-GAAP Performance Measures Reconciliation on next page. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
(in thousands, except per share data)

	2024				2023	Twelve Months Ended December 31,	
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	2024	2023
Noninterest income reconciliation							
Noninterest income (GAAP)	$ 40,522	$ 8,091	$ 36,556	$ 39,587	$ (23,090)	$ 124,756	$ 75,483
Loss on sale of manufactured housing loans	—	27,209	—	—	—	27,209	—
Gain on lease termination	—	—	—	(2,400)	—	(2,400)	—
Bond portfolio restructuring loss	—	—	—	—	51,689	—	51,689
Noninterest income - operating	$ 40,522	$ 35,300	$ 36,556	$ 37,187	$ 28,599	$ 149,565	$ 127,172
Noninterest expense reconciliation							
Noninterest expenses (GAAP)	$ 143,056	$ 143,065	$ 147,044	$ 145,002	$ 154,587	$ 578,167	$ 571,273
Loss on FinTrust (goodwill impairment)	—	—	(5,100)	—	—	(5,100)	—
FDIC special assessment	—	—	764	(2,500)	(9,995)	(1,736)	(9,995)
Merger-related and other charges	(2,203)	(2,176)	(2,157)	(2,087)	(5,766)	(8,623)	(27,210)
Expenses - operating	$ 140,853	$ 140,889	$ 140,551	$ 140,415	$ 138,826	$ 562,708	$ 534,068
Net income to operating income reconciliation							
Net income (GAAP)	$ 75,804	$ 47,347	$ 66,615	$ 62,631	$ 14,090	$ 252,397	$ 187,544
Loss on sale of manufactured housing loans	—	27,209	—	—	—	27,209	—
Bond portfolio restructuring loss	—	—	—	—	51,689	—	51,689
Gain on lease termination	—	—	—	(2,400)	—	(2,400)	—
Loss on FinTrust (goodwill impairment)	—	—	5,100	—	—	5,100	—
FDIC special assessment	—	—	(764)	2,500	9,995	1,736	9,995
Merger-related and other charges	2,203	2,176	2,157	2,087	5,766	8,623	27,210
Income tax benefit of non-operating items	(471)	(6,276)	(1,462)	(493)	(16,714)	(8,702)	(21,489)
Net income - operating	$ 77,536	$ 70,456	$ 71,646	$ 64,325	$ 64,826	$ 283,963	$ 254,949
Net income to pre-tax pre-provision income reconciliation							
Net income (GAAP)	$ 75,804	$ 47,347	$ 66,615	$ 62,631	$ 14,090	$ 252,397	$ 187,544
Income tax expense (benefit)	20,606	12,437	19,362	18,204	(2,940)	70,609	45,001
Provision for credit losses	11,389	14,428	12,235	12,899	14,626	50,951	89,430
Pre-tax pre-provision income	$ 107,799	$ 74,212	$ 98,212	$ 93,734	$ 25,776	$ 373,957	$ 321,975
Diluted income per common share reconciliation							
Diluted income per common share (GAAP)	$ 0.61	$ 0.38	$ 0.54	$ 0.51	$ 0.11	$ 2.04	$ 1.54
Loss on sale of manufactured housing loans	—	0.18	—	—	—	0.18	—
Bond portfolio restructuring loss	—	—	—	—	0.32	—	0.33
Gain on lease termination	—	—	—	(0.02)	—	(0.02)	—
Loss on FinTrust (goodwill impairment)	—	—	0.03	—	—	0.03	—
FDIC special assessment	—	—	—	0.02	0.06	0.01	0.06
Merger-related and other charges	0.02	0.01	0.01	0.01	0.04	0.06	0.18
Diluted income per common share - operating	$ 0.63	$ 0.57	$ 0.58	$ 0.52	$ 0.53	$ 2.30	$ 2.11
Book value per common share reconciliation							
Book value per common share (GAAP)	$ 27.87	$ 27.68	$ 27.18	$ 26.83	$ 26.52	$ 27.87	$ 26.52
Effect of goodwill and other intangibles	(7.87)	(8.02)	(8.05)	(8.12)	(8.13)	(7.87)	(8.13)
Tangible book value per common share	$ 20.00	$ 19.66	$ 19.13	$ 18.71	$ 18.39	$ 20.00	$ 18.39
Return on tangible common equity reconciliation							
Return on common equity (GAAP)	8.40 %	5.20 %	7.53 %	7.14 %	1.44 %	7.07 %	5.34 %
Loss on sale of manufactured housing loans	—	2.43	—	—	—	0.61	—
Bond portfolio restructuring loss	—	—	—	—	4.47	—	1.15
Gain on lease termination	—	—	—	(0.22)	—	(0.05)	—
Loss on FinTrust (goodwill impairment)	—	—	0.46	—	—	0.11	—
FDIC special assessment	—	—	(0.07)	0.23	0.86	0.04	0.22
Merger-related and other charges	0.20	0.19	0.20	0.19	0.50	0.19	0.62
Return on common equity - operating	8.60	7.82	8.12	7.34	7.27	7.97	7.33
Effect of goodwill and other intangibles	3.52	3.35	3.56	3.34	3.31	3.45	3.30
Return on tangible common equity - operating	12.12 %	11.17 %	11.68 %	10.68 %	10.58 %	11.42 %	10.63 %

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
(in thousands, except per share data)

	2024				2023	Twelve Months Ended December 31,	
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	2024	2023
Return on assets reconciliation							
Return on assets (GAAP)	1.06 %	0.67 %	0.97 %	0.90 %	0.18 %	0.90 %	0.68 %
Loss on sale of manufactured housing loans	—	0.31	—	—	—	0.08	—
Bond portfolio restructuring loss	—	—	—	—	0.57	—	0.15
Gain on lease termination	—	—	—	(0.03)	—	(0.01)	—
Loss on FinTrust (goodwill impairment)	—	—	0.06	—	—	0.02	—
FDIC special assessment	—	—	(0.01)	0.03	0.11	0.01	0.03
Merger-related and other charges	0.02	0.03	0.02	0.03	0.06	0.02	0.08
Return on assets - operating	1.08 %	1.01 %	1.04 %	0.93 %	0.92 %	1.02 %	0.94 %
Return on assets to return on assets- pre-tax pre-provision reconciliation							
Return on assets (GAAP)	1.06 %	0.67 %	0.97 %	0.90 %	0.18 %	0.90 %	0.68 %
Income tax expense (benefit)	0.30	0.19	0.29	0.27	(0.04)	0.26	0.17
Provision for credit losses	0.16	0.21	0.18	0.19	0.21	0.19	0.34
Loss on sale of manufactured housing loans	—	0.40	—	—	—	0.09	—
Bond portfolio restructuring loss	—	—	—	—	0.75	—	0.20
Gain on lease termination	—	—	—	(0.04)	—	(0.01)	—
Loss on FinTrust (goodwill impairment)	—	—	0.08	—	—	0.02	—
FDIC special assessment	—	—	(0.01)	0.04	0.15	0.01	0.04
Merger-related and other charges	0.03	0.03	0.03	0.04	0.08	0.03	0.10
Return on assets - pre-tax pre-provision, excluding non-operating items	1.55 %	1.50 %	1.54 %	1.40 %	1.33 %	1.49 %	1.53 %
Efficiency ratio reconciliation							
Efficiency ratio (GAAP)	56.05 %	65.51 %	59.70 %	60.47 %	66.33 %	60.24 %	60.09 %
Loss on sale of manufactured housing loans	—	(7.15)	—	—	—	(1.63)	—
Gain on lease termination	—	—	—	0.60	—	0.15	—
Loss on FinTrust (goodwill impairment)	—	—	(2.07)	—	—	(0.53)	—
FDIC special assessment	—	—	0.31	(1.05)	(4.29)	(0.18)	(1.05)
Merger-related and other charges	(0.87)	(0.99)	(0.88)	(0.87)	(2.47)	(0.90)	(2.87)
Efficiency ratio - operating	55.18 %	57.37 %	57.06 %	59.15 %	59.57 %	57.15 %	56.17 %
Tangible common equity to tangible assets reconciliation							
Equity to total assets (GAAP)	12.38 %	12.45 %	12.35 %	12.06 %	11.95 %	12.38 %	11.95 %
Effect of goodwill and other intangibles	(3.09)	(3.20)	(3.24)	(3.25)	(3.27)	(3.09)	(3.27)
Effect of preferred equity	(0.32)	(0.32)	(0.33)	(0.32)	(0.32)	(0.32)	(0.32)
Tangible common equity to tangible assets	8.97 %	8.93 %	8.78 %	8.49 %	8.36 %	8.97 %	8.36 %

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Period-End

(in millions)

	2024				2023	Linked Quarter Change	Year over Year Change
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 3,398	$ 3,323	$ 3,297	$ 3,310	$ 3,264	$ 75	$ 134
Income producing commercial RE	4,361	4,259	4,058	4,206	4,264	102	97
Commercial & industrial	2,428	2,313	2,299	2,405	2,411	115	17
Commercial construction	1,656	1,785	2,014	1,936	1,860	(129)	(204)
Equipment financing	1,663	1,603	1,581	1,544	1,541	60	122
Total commercial	13,506	13,283	13,249	13,401	13,340	223	166
Residential mortgage	3,232	3,263	3,266	3,240	3,199	(31)	33
Home equity lines of credit	1,065	1,015	985	969	959	50	106
Residential construction	178	189	211	257	302	(11)	(124)
Manufactured housing	2	2	321	328	336	—	(334)
Consumer	186	188	183	180	181	(2)	5
Other	7	24	(4)	—	2	(17)	5
Total loans	$ 18,176	$ 17,964	$ 18,211	$ 18,375	$ 18,319	$ 212	$ (143)
LOANS BY STATE							
Georgia	$ 4,447	$ 4,470	$ 4,411	$ 4,356	$ 4,357	$ (23)	$ 90
South Carolina	2,815	2,782	2,779	2,804	2,780	33	35
North Carolina	2,644	2,586	2,591	2,566	2,492	58	152
Tennessee	1,799	1,848	2,144	2,209	2,244	(49)	(445)
Florida	2,527	2,423	2,407	2,443	2,442	104	85
Alabama	996	996	1,021	1,068	1,082	—	(86)
Commercial Banking Solutions	2,948	2,859	2,858	2,929	2,922	89	26
Total loans	$ 18,176	$ 17,964	$ 18,211	$ 18,375	$ 18,319	$ 212	$ (143)

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Year-End

(in millions)

	2024		2023		2022		2021		2020
LOANS BY CATEGORY									
Owner occupied commercial RE	$	3,398	$	3,264	$	2,735	$	2,322	$	2,090
Income producing commercial RE		4,361		4,264		3,262		2,601		2,541
Commercial & industrial		2,428		2,411		2,252		1,910		2,499
Commercial construction		1,656		1,860		1,598		1,015		967
Equipment financing		1,663		1,541		1,374		1,083		864
Total commercial		13,506		13,340		11,221		8,931		8,961
Residential mortgage		3,232		3,199		2,355		1,638		1,285
Home equity		1,065		959		850		694		697
Residential construction		178		302		443		359		281
Manufactured housing		2		336		317		—		—
Consumer		186		181		149		138		147
Other		7		2		—		—		—
Total loans	$	18,176	$	18,319	$	15,335	$	11,760	$	11,371
LOANS BY STATE									
Georgia	$	4,447	$	4,357	$	4,051	$	3,778	$	3,685
South Carolina		2,815		2,780		2,587		2,235		1,947
North Carolina		2,644		2,492		2,186		1,895		1,281
Tennessee		1,799		2,244		2,507		373		415
Florida		2,527		2,442		1,308		1,148		1,435
Alabama		996		1,082		—		—		—
Commercial Banking Solutions		2,948		2,922		2,696		2,331		2,608
Total loans	$	18,176	$	18,319	$	15,335	$	11,760	$	11,371

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Credit Quality

(in thousands)

	2024		
	Fourth Quarter	**Third Quarter**	**Second Quarter**
NONACCRUAL LOANS			
Owner occupied RE	$ 11,674	$ 7,783	$ 4,820
Income producing RE	25,357	31,222	34,285
Commercial & industrial	29,339	28,856	17,335
Commercial construction	7,400	7,356	6,854
Equipment financing	8,925	9,123	8,341
Total commercial	82,695	84,340	71,635
Residential mortgage	24,615	21,851	18,473
Home equity	4,630	4,111	3,779
Residential construction	57	118	163
Manufactured housing	1,444	1,808	20,356
Consumer	138	152	72
Total nonaccrual loans	113,579	112,380	114,478
OREO and repossessed assets	2,056	2,580	2,244
Total NPAs	$ 115,635	$ 114,960	$ 116,722

	2024					
	Fourth Quarter		**Third Quarter**		**Second Quarter**	
(in thousands)	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**	**Net Charge-Offs**	**Net Charge-Offs to Average Loans [1]**
NET CHARGE-OFFS BY CATEGORY						
Owner occupied RE	$ (184)	(0.02)%	$ (184)	(0.02)%	$ 163	0.02 %
Income producing RE	(1,001)	(0.09)	1,409	0.13	2,968	0.29
Commercial & industrial	4,075	0.69	4,577	0.79	1,281	0.22
Commercial construction	2	—	36	0.01	(48)	(0.01)
Equipment financing	5,812	1.43	5,268	1.32	5,502	1.42
Total commercial	8,704	0.26	11,106	0.33	9,866	0.30
Residential mortgage	145	0.02	32	—	(107)	(0.01)
Home equity	(33)	(0.01)	36	0.01	(27)	(0.01)
Residential construction	7	0.02	111	0.22	26	0.04
Manufactured housing	114	23.41	11,556	28.51	1,150	1.43
Consumer	580	1.24	810	1.74	706	1.57
Total	$ 9,517	0.21	$ 23,651	0.52	$ 11,614	0.26

[1] Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Cash and due from banks	$ 296,161	$ 200,781
Interest-bearing deposits in banks	223,712	803,094
Cash and cash equivalents	519,873	1,003,875
Debt securities available-for-sale	4,436,291	3,331,084
Debt securities held-to-maturity (fair value $1,944,126 and $2,095,620, respectively)	2,368,107	2,490,848
Loans held for sale	57,534	33,008
Loans and leases held for investment	18,175,980	18,318,755
Less allowance for credit losses - loans and leases	(206,998)	(208,071)
Loans and leases, net	17,968,982	18,110,684
Premises and equipment, net	394,264	378,421
Bank owned life insurance	346,234	345,371
Accrued interest receivable	85,616	87,782
Net deferred tax asset	96,982	113,214
Derivative financial instruments	46,883	50,352
Goodwill and other intangible assets, net	956,643	990,087
Other assets	442,849	362,525
Total assets	$ 27,720,258	$ 27,297,251
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 6,211,182	$ 6,534,307
NOW and interest-bearing demand	6,141,342	6,155,193
Money market	6,398,144	5,600,587
Savings	1,100,591	1,207,807
Time	3,441,424	3,649,498
Brokered	168,292	163,219
Total deposits	23,460,975	23,310,611
Short-term borrowings	195,000	—
Long-term debt	254,152	324,823
Derivative financial instruments	77,834	84,811
Accrued expenses and other liabilities	300,170	315,481
Total liabilities	24,288,131	24,035,726
Shareholders' equity:		
Preferred stock, $1 par value: 10,000,000 shares authorized; 3,662 shares Series I issued and outstanding; $25,000 per share liquidation preference	88,266	88,266
Common stock, $1 par value; 200,000,000 shares authorized; 119,364,110 and 119,010,319 shares issued and outstanding, respectively	119,364	119,010
Common stock issuable; 600,168 and 620,108 shares, respectively	12,999	13,110
Capital surplus	2,710,279	2,699,112
Retained earnings	714,138	581,219
Accumulated other comprehensive loss	(212,919)	(239,192)
Total shareholders' equity	3,432,127	3,261,525
Total liabilities and shareholders' equity	$ 27,720,258	$ 27,297,251

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*
(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2024	**2023**	**2024**	**2023**
Interest revenue:				
Loans, including fees	$ 280,325	$ 281,909	$ 1,147,477	$ 1,042,605
Investment securities, including tax exempt of $1,701, $1,732, $6,834 and $7,295	57,127	44,025	206,623	169,800
Deposits in banks and short-term investments	7,510	12,764	23,641	24,702
Total interest revenue	344,962	338,698	1,377,741	1,237,107
Interest expense:				
Deposits:				
NOW and interest-bearing demand	42,012	44,527	175,534	125,336
Money market	53,859	50,967	214,742	156,397
Savings	652	758	2,717	2,866
Time	34,601	35,511	142,526	110,975
Deposits	131,124	131,763	535,519	395,574
Short-term borrowings	44	9	131	3,195
Federal Home Loan Bank advances	—	—	—	5,761
Long-term debt	3,461	3,473	14,723	14,812
Total interest expense	134,629	135,245	550,373	419,342
Net interest revenue	210,333	203,453	827,368	817,765
Provision for credit losses	11,389	14,626	50,951	89,430
Net interest revenue after provision for credit losses	198,944	188,827	776,417	728,335
Noninterest income:				
Service charges and fees	10,622	9,621	40,994	38,412
Mortgage loan gains and related fees	9,737	1,956	27,567	19,220
Wealth management fees	4,658	5,965	23,695	23,740
Net gains (losses) from sale of other loans	1,583	2,237	(21,284)	9,146
Other lending and loan servicing fees	3,346	3,994	14,396	13,973
Securities losses, net	(3,316)	(51,689)	(3,316)	(53,333)
Other	13,892	4,826	42,704	24,325
Total noninterest income	40,522	(23,090)	124,756	75,483
Total revenue	239,466	165,737	901,173	803,818
Noninterest expenses:				
Salaries and employee benefits	85,707	82,343	340,043	318,464
Occupancy	10,840	11,616	44,306	42,640
Communications and equipment	12,715	11,610	49,249	43,264
FDIC assessments and other regulatory charges	3,942	14,992	20,978	27,449
Professional fees	6,268	7,062	24,732	26,732
Lending and loan servicing expense	2,311	2,176	8,379	9,722
Outside services - electronic banking	3,540	2,931	13,703	11,577
Postage, printing and supplies	2,491	2,162	9,867	9,467
Advertising and public relations	2,145	2,559	8,546	9,473
Amortization of intangibles	3,387	4,055	14,596	15,175
Merger-related and other charges	2,203	5,766	8,623	27,210
Other	7,507	7,315	35,145	30,100
Total noninterest expenses	143,056	154,587	578,167	571,273
Net income before income taxes	96,410	11,150	323,006	232,545
Income tax expense (benefit)	20,606	(2,940)	70,609	45,001
Net income	$ 75,804	$ 14,090	$ 252,397	$ 187,544
Preferred stock dividends, net of discount on repurchases	1,574	1,395	6,293	5,665
Earnings allocated to participating securities	503	77	1,478	1,032
Net income available to common shareholders	$ 73,727	$ 12,618	$ 244,626	$ 180,847
Net income per common share:				
Basic	$ 0.61	$ 0.11	$ 2.04	$ 1.54
Diluted	0.61	0.11	2.04	1.54
Weighted average common shares outstanding:				
Basic	119,924	119,612	119,783	117,603
Diluted	120,111	119,713	119,900	117,745

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))

	2024			2023		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 17,934,730	$ 279,938	6.21 %	$ 18,167,572	$ 281,776	6.15 %
Taxable securities [3]	6,722,655	55,426	3.30	5,772,630	42,293	2.93
Tax-exempt securities (FTE) [1][3]	359,569	2,276	2.53	367,585	2,326	2.53
Federal funds sold and other interest-earning assets	812,962	8,396	4.11	1,092,939	13,294	4.83
Total interest-earning assets (FTE)	25,829,916	346,036	5.33	25,400,726	339,689	5.31
Noninterest-earning assets:						
Allowance for loan losses	(208,788)			(204,631)		
Cash and due from banks	228,601			210,383		
Premises and equipment	398,794			377,765		
Other assets [3]	1,606,297			1,516,268		
Total assets	$ 27,854,820			$ 27,300,511		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 6,313,325	42,012	2.65	$ 5,961,835	44,527	2.96
Money market	6,474,284	53,859	3.31	5,799,213	50,967	3.49
Savings	1,105,572	652	0.23	1,227,708	758	0.24
Time	3,472,161	34,030	3.90	3,611,790	35,117	3.86
Brokered time deposits	50,406	571	4.51	60,583	394	2.58
Total interest-bearing deposits	17,415,748	131,124	3.00	16,661,129	131,763	3.14
Federal funds purchased and other borrowings	3,859	44	4.54	7,958	9	0.45
Long-term debt	303,523	3,461	4.54	324,801	3,473	4.24
Total borrowed funds	307,382	3,505	4.54	332,759	3,482	4.15
Total interest-bearing liabilities	17,723,130	134,629	3.02	16,993,888	135,245	3.16
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,275,493			6,690,251		
Other liabilities	454,891			410,067		
Total liabilities	24,453,514			24,094,206		
Shareholders' equity	3,401,306			3,206,305		
Total liabilities and shareholders' equity	$ 27,854,820			$ 27,300,511		
Net interest revenue (FTE)		$ 211,407			$ 204,444	
Net interest-rate spread (FTE)			2.31 %			2.15 %
Net interest margin (FTE) [4]			3.26 %			3.19 %

[1] Interest revenue on tax-exempt securities and loans includes a taxable-equivalent adjustment to reflect comparable interest on taxable securities and loans. The FTE adjustment totaled $1.07 million and $991,000, respectively, for the three months ended December 31, 2024 and 2023. The tax rate used to calculate the adjustment was 25% in 2024 and 26% in 2023, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $261 million in 2024 and $458 million in 2023 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Twelve Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))

	2024			2023		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 18,124,179	$ 1,146,440	6.33 %	$ 17,576,424	$ 1,042,578	5.93 %
Taxable securities [3]	6,172,942	199,789	3.24	5,929,687	162,505	2.74
Tax-exempt securities (FTE) [1][3]	362,655	9,152	2.52	381,731	9,796	2.57
Federal funds sold and other interest-earning assets	623,426	26,652	4.28	642,499	26,397	4.11
Total interest-earning assets (FTE)	25,283,202	1,382,033	5.47	24,530,341	1,241,276	5.06
Non-interest-earning assets:						
Allowance for loan losses	(212,968)			(191,016)		
Cash and due from banks	215,411			239,574		
Premises and equipment	394,127			355,139		
Other assets [3]	1,611,405			1,517,940		
Total assets	$ 27,291,177			$ 26,451,978		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 6,014,052	175,534	2.92	$ 5,161,071	125,336	2.43
Money market	6,188,579	214,742	3.47	5,462,677	156,397	2.86
Savings	1,146,305	2,717	0.24	1,312,469	2,866	0.22
Time	3,519,461	140,229	3.98	3,106,989	100,973	3.25
Brokered time deposits	50,359	2,297	4.56	224,914	10,002	4.45
Total interest-bearing deposits	16,918,756	535,519	3.17	15,268,120	395,574	2.59
Federal funds purchased and other borrowings	2,468	131	5.31	75,965	3,195	4.21
Federal Home Loan Bank advances	4	—	—	124,425	5,761	4.63
Long-term debt	319,163	14,723	4.61	324,753	14,812	4.56
Total borrowed funds	321,635	14,854	4.62	525,143	23,768	4.53
Total interest-bearing liabilities	17,240,391	550,373	3.19	15,793,263	419,342	2.66
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,299,019			7,091,034		
Other liabilities	409,547			397,337		
Total liabilities	23,948,957			23,281,634		
Shareholders' equity	3,342,220			3,170,344		
Total liabilities and shareholders' equity	$ 27,291,177			$ 26,451,978		
Net interest revenue (FTE)		$ 831,660			$ 821,934	
Net interest-rate spread (FTE)			2.27 %			2.40 %
Net interest margin (FTE) [4]			3.29 %			3.35 %

[1] Interest revenue on tax-exempt securities and loans includes a taxable-equivalent adjustment to reflect comparable interest on taxable securities and loans. The FTE adjustment totaled $4.29 million and $4.17 million, respectively, for 2024 and 2023. The tax rate used to calculate the adjustment was 25% in 2024 and 26% in 2023, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $306 million in 2024 and $424 million in 2023 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NYSE: UCB) is the financial holding company for United Community, a top 100 U.S. financial institution that is committed to improving the financial health and well-being of its customers and the communities it serves. United Community provides a full range of banking, wealth management, and mortgage services. As of December 31, 2024, United Community Banks, Inc. had $27.7 billion in assets, 199 offices across Alabama, Florida, Georgia, North Carolina, South Carolina, and Tennessee, as well as a national SBA lending franchise and a national equipment lending subsidiary. In 2024, United Community became a 10-time winner of J.D. Power's award for the best customer satisfaction among consumer banks in the Southeast region and was recognized as the most trusted bank in the Southeast. In 2024, United was named by American Banker as one of the "Best Banks to Work For" for the eighth consecutive year and was recognized in the Greenwich Excellence and Best Brands Awards, receiving 15 awards that included national honors for overall satisfaction in small business banking and middle market banking. Forbes has also consistently listed United Community as one of the World's Best Banks and one of America's Best Banks. Additional information about United can be found at ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", "noninterest expense - operating", "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology, and include statements related to the expected benefits of the acquisition of ANB Holdings, Inc. ("ANB"). Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the ANB acquisition may not be realized or take longer than anticipated to be realized, (2) disruption from the ANB acquisition of customer, supplier, employee or other business partner relationships, (3) the possibility that the costs, fees, expenses and charges related to the ANB acquisition may be greater than anticipated, (4) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to the ANB acquisition, (5) the failure of the ANB acquisition to close or any unexpected delay in closing the ANB acquisition, (6) the risks relating to the integration of ANB's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (7) the risks associated with United's pursuit of future acquisitions, (8) the risk associated with expansion into new geographic or product markets, (9) the dilution caused by United's issuance of additional shares of its common stock in the ANB acquisition, and (10) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2023, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

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